SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13D-1( a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)
(Amendment No. __)

Under the Securities Exchange Act of 1934

AFH Holding II, Inc.
(Name of Issuer) Common Stock, par value $0.001 per share
(Title of Class of Securities) None (CUSIP Number)
Victoria Briggs Rose Hill Gardens LLC P.O. Box 5490 Santa Barbara, CA 93150 (212) 885-5361
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) May 12, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d–1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.   See Rule 13d-7(b) for other parties to whom copies are to be sent.

 (Continued on Following Pages)

(Page 1 of 8 Pages)

1.	NAME OF REPORTING PERSONS: Rose Hill Gardens LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,677,251
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 6,677,251
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,677,251
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.47%
14.	TYPE OF REPORTING PERSON OO

1.	NAME OF REPORTING PERSONS: Victoria Briggs
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,677,251
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 6,677,251
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,677,251
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.47%
14.	TYPE OF REPORTING PERSON IN

ITEM 1.  SECURITY AND ISSUER

This statement on Schedule 13D (this “ Schedule 13D ”) relates to the common stock, par value $0.001 per share (the “ Common Stock ”), of AFH Holding II, Inc., a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 9595 Wilshire Blvd., Suite 900, Beverly Hills, California 90212.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is filed by Rose Hill Gardens LLC, a California limited liability company (“RHG ”) and Victoria Briggs, a citizen of the United States (each a “Reporting Person ” and together the “Reporting Persons ”).  The Reporting Persons’ principal business address is P.O. Box 5490, Santa Barbara, California 93150. Ms. Briggs is the sole member of RHG which is in the business of growing roses.
No reporting person has, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to a Share Exchange Agreement, dated May 12, 2010, among the Issuer, AFH Holding and Advisory LLC, First Blush, Inc., RHG, Sandra Missakian, William A. Gustafson and Prescott Interests Ltd. (the “Exchange Agreement”), RHG and the other securityholders of First Blush Inc. exchanged their securities in First Blush, Inc. for securities of the issuer (the “Exchange”).   In the Exchange, RHG exchanged 6,876,250 shares of First Blush, Inc. for 6,667,251 shares of the Issuer. Ms. Briggs did not directly own any shares of First Blush, Inc. and does not directly own any shares of the Issuer. See Items 4 and 6.

ITEM 4.  PURPOSE OF TRANSACTION

Pursuant to the terms of the Exchange Agreement,

•
The sole stockholder of the Issuer approved an amendment and restatement of the Issuer’s articles of incorporation to be effective following the expiration off twenty days following the mailing of a Schedule 14C to the stockholders of the Issuer;

•
Each share of First Blush Inc.’s capital stock issued and outstanding immediately prior to the closing of the Exchange was converted into shares of the Issuer’s common stock.  An aggregate of 7,125,000 shares of the Issuer’s common stock were issued to the holders of First Blush Inc.’s capital stock;

•	First Blush, Inc. became a wholly-owned subsidiary of the Issuer;

•	Amir F. Heshmatpour resigned as the sole officer of the Issuer and simultaneously therewith, new officers were appointed, as follows:

Name	Title
Anthony Roth	President and Chief Executive Officer
Barrett Carrere	Chief Financial Officer, Secretary

•
Mr. Heshmatpour, as the sole director of the Issuer, increased the size of the board of directors from one director to four directors, delivered his resignation as a director, and designated Anthony Roth, Sandra Missakian and Victoria Briggs to fill the vacancies created by the increase in the size of the board all to become effective following the expiration of ten days following the filing of a Schedule 14F-1 with the Securities Exchange Commission;

•	The Issuer entered into employment agreements with Mr. Roth and Mr. Carrere;

•	The Issuer agreed to pay a fee to AFH Holding and Advisory LLC in the amount of $250,000; $75,000 of which was previously paid and the balance of $175,000 remains unpaid;

•	The Issuer issued 75,000 shares of common stock to Mr. Roth in satisfaction of $75,000 of indebtedness owed to Mr. Roth;

•	The Issuer granted AFH Holding and Advisory LLC the right to designate one member of the Issuer’s board of directors;

•
All outstanding liabilities and obligations of the Issuer were satisfied or waived and Mr. Heshmatpour and AFH Holding and Advisory LLC agreed to indemnify the Isseur for any liability or obligation relating to matters prior to the effective time of the Exchange; and

•
Each of the Issuer and its stockholder on the one hand and First Blush and its securityholders on the other, provided customary representations and warranties and closing conditions in the Exchange Agreement.

The full text of the Share Exchange Agreement is attached hereto as Exhibit A which is incorporated by reference herein.

Although no Reporting Person has formulated any definitive plans not heretofore disclosed or set forth herein, each may from time to time acquire Common Stock of the Issuer or dispose of Common Stock of the Issuer through open-market or privately negotiated transactions or otherwise if and when each deems it appropriate.  Each Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

Except as set forth in this Schedule 13D, the Reporting Persons do not presently have any specific plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

RHG is the owner of 6,677,251 shares of Common Stock of the issuer, which represents 83.47% of the Common Stock based upon 8,000,000 shares of Common Stock issued and outstanding. As the sole member of RHG, Ms. Briggs may be deemed the beneficial owner of such shares and to have sole voting and dispositive power with respect thereto.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

In addition to the Share Exchange Agreement, the description of which in Item 4 hereof is incorporated by reference,  as of May 12, 1020, RHG entered into a Lock-Up Agreement, pursuant to which, RHG agreed not to sell or transfer securities of the Issuer, subject to certain exceptions, until one year following an initial public offering of the Issuer. The full text of the Lock-Up Agreement is attached hereto as Exhibit B, which is incorporated by reference herein.

RHG entered into a Make-Good Agreement, dated May 12, 2010, among William A. Gustafson, Prescott Interests Ltd., First Blush, Inc., the Issuer and RHG (the “Make Good Agreement”).  Under the terms of the Make Good Agreement, RHG has agreed to transfer shares of Common Stock to William A. Gustafson and Prescott Interests, Ltd., former holders of Series A Preferred Stock of First Blush, Inc., in the
event that the Issuer issues Common Stock, or securities convertible into Common Stock, at a price per share less than $0.997 in its capital raising transactions during the next 12 months, but not including an underwritten public offering of the Issuer’s Common Stock. The full text of the Make Good Agreement is attached hereto as Exhibit C and is incorporated by reference herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A – Share Exchange Agreement, dated May 12, 2010, among the Issuer, AFH Holding and Advisory LLC, First Blush, Inc., RHG, Sandra Missakian, William A. Gustafson and Prescott Interests Ltd.*

Exhibit B – Lock-Up Agreement of Rose Hill Gardens LLC, dated May 12, 2010.

Exhibit C – Make Good Agreement, dated May 12, 2010, among William A. Gustafson, Prescott Interests Ltd., First Blush, Inc., AFH Holding II, Inc. and Rose Hill Gardens LLC.

Exhibit D- Joint Filing Agreement, dated May 19, 2010, among Rose Hill Gardens LLC and Victoria Briggs.

*  Filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities Exchange Commission on May 13, 2010.

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: May 19, 2010

ROSE HILL GARDENS LLC

By:	/s/ Victoria Briggs
Name:	Victoria Briggs
Title:	Managing Member

/s/ Victoria Briggs
Victoria Briggs

Exhibit B

LOCK-UP LETTER AGREEMENT

AFH Holding and Advisory Group LLC

AFH Holding II, Inc., to be renamed First Blush Brands, Inc.

Ladies and Gentlemen:

All common stock of the Company, including all classes (if any) of common stock, are hereinafter called, collectively, “Common Stock.”

In consideration of the execution of the Share Exchange Agreement dated May 12, 2010, among AFH Holding II, Inc., to be renamed, First Blush Brands, Inc., (the “Company”), AFH Holding and Advisory Group, LLC as the sole shareholder of the Company, First Blush, Inc. and its securityholders named therein (the “Exchange Agreement”) and any underwriting agreement (the “Underwriting Agreement”) by any underwriters (the “Underwriters”) in connection with an initial underwritten public offering of the Company’s common stock registered under the Securities Act of 1933, as amended (an “IPO”), and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby irrevocably agrees that, without the prior written consent of the Company and the Underwriters, if any, the undersigned will not, directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person of) any shares of Common Stock (including, without limitation, shares of Common Stock that are deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and shares of Common Stock that may be issued upon exercise of any options or warrants or that are distributed to the undersigned by the Company’s employee stock ownership plan (the “ESOP”)) or securities convertible into or exercisable or exchangeable for Common Stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise, (3) make any demand for or exercise any right or cause to be filed a registration statement (other than registration statements on Form S–8 for employee benefits plans or the ESOP (so long as the employee benefit plans or the ESOP, as the case may be, are in effect on the closing date (the “Closing Date”) of the IPO) and registration statements on Form S–4), including any amendments thereto, with respect to the registration of any shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock or any other securities of the Company or (4) publicly disclose the intention to do any of the foregoing, for a period commencing on the date hereof and ending on the one year anniversary of the date of the final prospectus relating to the IPO (such period, the “Lock-Up Period”).

Notwithstanding the foregoing, if (1) during the last 17 days of the Lock-Up Period, the Company issues an earnings release or material news or a material event relating to the Company occurs or (2) prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the Lock-Up Period, then the restrictions imposed by this Lock-Up Letter Agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or the occurrence of the material event, unless the Company and the Underwriters, if any, waive such extension in writing.

Anything herein to the contrary notwithstanding the foregoing  provisions of this Lock-up Letter Agreement shall not apply to:

(1) shares of Common Stock sold pursuant to the Underwriting Agreement;

(2) transfers of shares of Common Stock or other securities by will, by revocable or so-called “living trust” entered into for estate planning purposes, by intestate succession or otherwise upon the death of the owner or as bona fide gifts (including, without limitation, gifts to charities, educational institutions and not-for-profit entities);

(3) transfers of shares of Common Stock or other securities without consideration to any members of the undersigned’s immediate family, to any “affiliate” (as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”)) of the undersigned or any member of the undersigned’s immediate family or to any trust, partnership or limited liability company for the direct or indirect, sole or partial, benefit of the undersigned or any members of the undersigned’s immediate family;

(4) in the case of shares of Common Stock and other securities owned by a trust, transfers of shares of Common Stock or other securities to a grantor or beneficiary of the trust;

(5) transfers of shares of Common Stock or other securities owned or held by the ESOP that the trustees of the ESOP determine, in their sole and absolute discretion, are necessary or desirable in order to comply with or fulfill their fiduciary obligations to the ESOP and/or participants in the ESOP;

(6) transfers of shares by the ESOP to participants in the ESOP as required by the terms of the ESOP as in effect as of the Closing Date; provided that, in the case of any such transfer, the terms of the ESOP do not allow such transfer to be made after the Lock-up Period (including any extension thereof pursuant to the immediately preceding paragraph); or

(7) the transfer of shares of Common Stock by the undersigned pursuant to the terms of that certain Make Good Agreement, dated as of the date hereof, by and among the undersigned, William Gustafson, Prescott Interests, Ltd., First Blush, Inc. and First Blush Brands, Inc;

2

provided that it shall be a condition to any such transfer that (i) solely in the case of transfers referred to in clauses (2), (3) and (4) above, the transferee agrees to be bound by the terms of this Lock-up Letter Agreement (including, without limitation, the restrictions set forth in the preceding sentence) to the same extent as if the transferee were a party hereto (except that, for such purpose, references in this Lock-up Letter Agreement to “the undersigned” and similar references shall be deemed to refer to such transferee), (ii) except for transfers referred to in clause (1) above, no filing by any party (donor, donee, transferor or transferee) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), shall be required or shall be voluntarily made in connection with such transfer or distribution during the Lock-Up Period (provided, that, the ESOP and the trustees and participants in the ESOP may make any filing required by applicable law or regulation for transfers made in accordance with clauses (5) and (6) above), (iii) each party (transferor or transferee) shall not voluntarily make any public announcement or other filing reporting such transfer (provided, that, the trustees of the Company’s ESOP may announce transfers of shares made in accordance with clause (5) above to participants in the ESOP), and (iv) the undersigned notifies the Company and the Underwriter at least two business days prior to the proposed transfer (or, in the case of a transfer upon the death of the undersigned, promptly after the transfer).  As used in the immediately preceding sentence, the term “transfer” means any offer, sale, pledge or other disposition (or entering into any transaction or device that is designed to, or could be expected to, result in a disposition) or entering into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of Common Stock or any other security; and the term “immediate family” shall mean grandparents, parents, spouses, domestic partners, children (including step-children), grandchildren (including step-grandchildren) and other lineal descendents and their spouses and domestic partners, and any other relationship by blood, marriage, domestic partnership or adoption not more remote than first cousin.

In furtherance of the foregoing, the Company and its transfer agent are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Letter Agreement and the Company is authorized to issue stop transfer instructions to the transfer agent with respect to all shares of Common Stock and other securities of the Company owned, directly or indirectly, by the undersigned.

Anything herein to the contrary notwithstanding, nothing in this Lock-Up Letter Agreement shall prevent the undersigned from exercising any option, warrant or other right to acquire Common Stock or other securities.

Anything herein to the contrary notwithstanding, if the Closing Date has not occurred within one year from the date hereof, the undersigned will, automatically and without any action by the Company or any other person, be released from its obligations under this Lock-Up Letter Agreement and this Lock-Up Letter Agreement will automatically terminate.

The undersigned hereby waives any preemptive rights, rights of first refusal or other rights to acquire any shares of Common Stock being issued and/or sold by the Company after the date hereof whether those rights are included in any prior agreement or organization document, by law or any other writing or agreement.

3

The undersigned understands that the Company and the Underwriters will  proceed with the IPO in reliance on this Lock-Up Letter Agreement.

Whether or not the IPO actually occurs depends on a number of factors, including market conditions.  Any IPO will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company, any selling stockholders named therein and the Underwriters.

[Signature page follows]

4

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon request from the Company, AFH and/or the Underwriter, the undersigned will execute any additional documents reasonably necessary in connection with the enforcement hereof.  Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Very truly yours,

By:	/s/ Victoria Briggs
Name: Victoria Briggs
Title: Managing Member Email address: vbriggs@briggsllc.com Telephone number: 805-969-8700

Dated: May 12, 2010

5

Exhibit C

MAKE GOOD AGREEMENT

THIS MAKE GOOD AGREEMENT (the “Agreement”), dated May 12, 2010, by and among WILLIAM A. GUSTAFSON (“WAG”), an individual residing in the State of California, PRESCOTT INTERESTS LTD., a Texas limited partnership (“PIL”; together with WAG, the “Preferred Holders”), ROSE HILL GARDENS, LLC, a limited liability company (“RHG”).  FIRST BLUSH, INC., a Delaware corporation (the “Company”) and AFH HOLDING II, INC., to be renamed First Blush Brands, Inc., a Delaware corporation (the “Parent”).  This Agreement shall become effective as of the date set forth above upon the execution thereof by all parties.

WHEREAS:

A. The Preferred Holders are holders of shares of Series A Preferred Stock (“Series A Preferred”) of the Company as set forth on Schedule A.

B. The Company and its securityholders, including the Preferred Holders, are entering into a Share Exchange Agreement of even date herewith (the “SEA”) with the Parent and its shareholder, pursuant to which all of the Company’s securityholders are exchanging their securities (the “Share Exchange”) in the Company for shares of common stock $0.001 par value per share of the Parent (“Parent Common Stock”).

C. In the Share Exchange, the Preferred Holders are exchanging their shares of Series A Preferred for the number of shares of Parent Common Stock set forth opposite their names on Schedule A.

D. Pursuant to the SEA, the Company and the Parent are contemplating an additional financing, a “Qualified Financing” as hereafter defined, following the Share Exchange.

E. Under the Company’s certificate of incorporation (the “Certificate”), the Preferred Holders are entitled to an adjustment of the conversion price (the “Conversion Price”) of the Series A Preferred in the event that the Company issues or sells “Additional Shares” (as such term is defined in the Certificate) under certain circumstances.

F. As a result of the Share Exchange, the Preferred Holders are giving up the benefits of the Conversion Price adjustment provisions and certain other rights they may have under the Series A Preferred.

G. As an inducement to the Preferred Holders to enter into the SEA and terminate any other rights they have under the Series A Preferred and the documents and instruments executed by them and the Company in connection with the issuance of such shares, RHG is willing to agree to transfer some of its shares of Parent Common Stock to the Preferred Holders if Parent Common Stock is issued in the Qualified Financing at less than the Conversion Price, as adjusted for the Share Exchange, on the terms set forth herein.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Make Good Provisions.

(a) Qualified Financings.  Means the Convertible Debt Facility (as defined in the SEA) and/or the Additional Financing (as defined in the SEA).

(b) Shares to be Transferred in Convertible Debt Facility.  In the event that shares of Parent Common Stock or securities convertible into or exercisable for shares of Parent Common Stock are issued to the investors in the Convertible Debt Facility at a purchase/exercise/conversion price per share of Parent Common Stock (the “Issuance Price”) of less than $0.9971, then RHG shall assign and transfer to each of the Preferred Holders a sufficient number of additional shares of Parent Common Stock to increase the number of shares of Parent Common Stock owned by each Preferred Holder to the number of shares of Parent Common Stock determined by dividing the aggregate original purchase price paid by such Preferred Holder for its Series A Preferred as set forth on Schedule A by the Issuance Price in the Convertible Debt Facility. Notwithstanding the foregoing, in the event that a Preferred Holder has sold a portion that is less than all of its Parent Common Stock in an underwritten public offering of Parent Common Stock registered under the Securities Act of 1933, as amended, (a “Public Offering”), then the number of shares to be transferred pursuant to this Section 1(b) shall be the number calculated pursuant to the foregoing sentence, multiplied by a fraction, the numerator of which is the number of shares of Parent Common Stock held by such Preferred Holder immediately prior to the Public Offering minus the number of shares sold in such Public Offering and the denominator of which is the number of shares of Parent Common Stock held by such Preferred Holder immediately prior to the Public Offering.

(c) Shares to be Transferred in Additional Financing.   In the event that shares of Parent Common Stock or securities convertible into or exercisable for shares of Parent Common Stock are issued to the investors in the Additional Financing at an Issuance Price less than the Issuance Price in the Convertible Debt Facility, then RHG shall assign and transfer to each of the Preferred Holders a sufficient number of additional shares of Parent Common Stock to increase the number of shares of Parent Common Stock owned by each Preferred Holder to the number of shares of Parent Common Stock determined by dividing the aggregate original purchase price paid by such Preferred Holder for its Series A Preferred as set forth on Schedule A by the Issuance Price in the Additional Financing. Notwithstanding the foregoing, a Public Offering shall not constitute an Additional Financing. Notwithstanding the foregoing, in the event that a Preferred Holder has sold a portion that is less than all of its Parent Common Stock in a Public Offering, then the number of shares to be transferred pursuant to this Section 1(c) shall be the number calculated pursuant to the foregoing sentence, multiplied by a fraction, the numerator of which is the number of shares of Parent Common Stock held by such Preferred Holder immediately prior to the Public Offering minus the number of shares sold in such Public and the denominator of which is the number of shares of Parent Common Stock held by such Preferred Holder immediately prior to the Public Offering.

1           Calculated  by dividing $274,987.96 by the number of shares of Parent Common Stock issued to the Preferred Holders in the Share Exchange.  The number of shares so issued was calculated on a fully diluted basis, inclusive of the shares to be reserved for an employee equity incentive plan.

(d) Make Good Shares.  Any shares of Parent Common Stock required to be transferred to a Preferred holder pursuant to Section 1(b) and/or Section 1(c) are referred to herein as the “Make Good Shares”.

(e) Issuance Price.  If the securities issued in the Qualified Financing are issued at or deemed to be issued at different effective prices per share of Parent Common Stock, then the Issuance Price shall be determined by calculating the weighted average Issuance Price of such shares.  For purposes of determining the purchase price for the shares issued or deemed issued in the Qualified Financing, the gross amount of cash received by the Parent in the Qualified Financing for the issuance of Parent Common Stock or other securities of Parent convertible into or exercisable for shares of Parent Common Stock shall be taken into account.  All securities convertible into or exercisable for shares of parent Common Stock upon payment of consideration per share of Common Stock (warrants, options or other rights to acquire shares of Parent Common Stock) shall be assumed to have been converted/exercised and the conversion/exercise price of such securities shall be deemed received by the Company.  Shares or convertible securities issued to any placement agent or underwriter for the Qualified Financing shall not be deemed shares issued in the Qualified Financing.

(f) Expiration of Make Good Adjustment.  If no Qualified Financing is completed within two (2) years following the date hereof, then the Preferred Holders shall not be entitled to any additional shares of Parent Common Stock as provided in this Section 1.  The right to additional shares shall terminate (i) upon completion of the Additional Financing and the Convertible Debt Facility, (ii) with respect to a Preferred Holder, upon a Public Offering in which such Preferred Holder sells all of the Parent Common Stock requested by such Preferred Holder to be included in such Public Offering or (iii) with respect to a Preferred Holder, following a Public Offering, if such Preferred Holder does not use its commercially reasonable efforts to sell any remaining Parent Common Stock within three (3) months, of the closing of such offering.

(g) Transfer of Make Good Shares.  On the closing date of the completion of a Qualified Financing or within five (5) business day thereafter, RHG shall assign to each Preferred Holder the Make Good Shares to which each is entitled.  The Parent shall cause title to such Make Good Shares to be promptly transferred in its stock ownership records.

(h) Disagreements.  If there is any disagreement among the parties concerning any calculations and/or entitlement to the Make Good Shares, PIL and RHG are authorized to resolve any disagreements and the parties hereto agree to be bound by their mutual resolution of any disagreements.

2. Representations and Warranties of RHG.  RHG hereby represents and warrants as to itself that:

(a) Legal Capacity; Organization.  RHG has the legal capacity and right to execute, deliver, enter into, consummate and perform the transactions contemplated hereby and otherwise to carry out its obligations hereunder.

(b) Securities Ownership.  As of the Closing Date (as defined in the SEA), RHG owns 6,677,251 shares of Parent Common Stock (i) as the sole record and beneficial owner, free from all taxes, liens, claims, encumbrances and charges and there are no outstanding rights, options, subscriptions or other agreements or commitments obligating RHG to sell or transfer such shares and, except, such shares are not subject to any lock-up or other restriction on their transfer or on the ability of the Preferred Holders to sell or transfer the Make Good Shares except those restrictions provided by federal and state securities laws.

(c) Authorization; Enforcement; Validity.  This Agreement has been duly authorized, executed and delivered by RHG and constitutes a valid and legally binding agreement of RHG enforceable against RHG in accordance with its terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.

(d) Consents.  All government and other consents that are required to have been obtained by RHG with respect to this Agreement have been obtained and are in full force and effect and all conditions of any such consents have been complied with.  RHG has complied and will comply with all applicable disclosure or reporting requirements in respect of the transaction contemplated hereby.

(e) No Conflicts.  The execution and delivery by RHG of this Agreement, the transfer and delivery of the Escrow Shares and the performance by RHG of its obligations under this Agreement do not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations), or (ii) any order or judgment of any court or other agency of government, or (iii) any contractual restriction binding on or affecting RHG or any of its affiliates.

(f) Litigation.  There is no action, suit, claim, proceeding, inquiry or investigation before or by any court, public board, government agency or self regulatory organization or body pending or, to the knowledge of RHG, threatened against or affecting RHG that could reasonably be expected to have a material adverse affect on its ability to perform its obligations hereunder.

3. Termination.  The parties hereto hereby terminate the Series A Preferred Stock Purchase Agreement as well as the Investor Rights Agreement and the Co-Sale Agreement entered into in connection with each Preferred Holder’s (or its assignor’s) acquisition of Series A Preferred; provided, however, the Preferred Holders will be entitled to piggyback registration rights with respect to their shares of Parent Common Stock at Parent’s expense.  The Parent will use its best efforts to enter into such agreements with the Preferred Holders as promptly as practical after the date hereof.

4. Miscellaneous.

(a) Notices.  Any communication, notice or document required or permitted to be given under this Agreement shall be given in writing and shall be deemed received (i) when personally delivered to the relevant party at such party’s address as set forth below, (ii) if sent by mail (which must be certified or registered mail, postage prepaid) or overnight courier, when received or rejected by the relevant party at such party’s address indicated below, or (iii) if sent by facsimile, when confirmation of delivery is received by the sending party:

If to WAG, to:

William A. Gustafson
1465 E. Mountain Drive
Santa Barbara, CA 9310
tel.: (805) 448-3552
fax.: (805) 969-7590
e-mail: willgus@cox.net

If to PIL, to:

Prescott Interests, Ltd.
P.O. Box 7270
Dallas Texas 75209-0270
Attn.:  John Pearcy
tel.: (214) 350-5555
fax.: (214) 350-9977
e-mail: JKPearcy@Carlisle-Interests.com

If to the Company or Parent, to:

First Blush, Inc.
9595 Wilshire Blvd., Suite 900
Beverly Hills, CA  90212
Attn.: Barrett Carrere
tel.: (310) 717-8942
fax.: ____________________
e-mail: barrett@firstblush.com

with a copy to:

Blank Rome LLP
405 Lexington Avenue
New York, NY 10174
Attn.: Jeffrey A. Rinde, Esq.
tel.: (212) 885-5335
fax.: (212) 885-5000
e-mail: jrinde@blankrome.com

If to RHG, to:

Rose Hill Gardens LLC
PO Box 5490
Santa Barbara, CA 93108
Attn.: Victoria Briggs
tel.: (805) 969 8700
fax.: (805) 969-8709
e-mail:  vbriggs@briggsllc.com

(b) Currency.  As used herein, “Dollar,” “US Dollar” and “$” each mean the lawful money of the United States.

(c) Assignment; Amendment.  This Agreement and the rights and obligations hereunder of any of the parties hereto may not be assigned without the prior written consent of the other parties hereto.  Subject to the foregoing, this Agreement will be binding upon and insure to the benefit of each of the parties hereto and their respective successors and permitted assigns.  This Agreement may be changed or modified only in writing signed by all of the parties hereto.  No provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought.  A waiver or amendment of any term or provision of this Agreement shall not be construed as a waiver or amendment of any other term or provision of this Agreement or any other Transaction Document.

(d) Entire Agreement.  This Agreement and the other Transaction Documents, as that term is defined in the SEA, contain the entire understanding and agreement between the parties hereto with respect to the subject matter of this Agreement, and all prior writings and discussions are hereby merged into this Agreement.

(e) Counterparts.  This Agreement may be executed by facsimile signatures and in multiple counterparts, each of which shall be deemed an original.  It shall not be necessary that each party executes each counterpart, or that any one counterpart be executed by more than one party so long as each party executes at least one counterpart.

(f) Headings.  The headings contained in this Agreement are for convenience or reference only and shall not affect the construction of this Agreement.

(g) Governing Law; Jurisdiction.  All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of California, without giving effect to any choice of law or conflict of law provision or rule (whether of the California or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of California.

(h) Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

5. Arbitration.  The parties acknowledge and agree that any controversy, claim or dispute arising out of or in any way relating to this Agreement, the interpretation, or breach thereof and/or the relationship between the parties shall be settled by final and binding arbitration and that a judgment upon any award rendered by the arbitrator may be rendered in any court having jurisdiction.  In reaching a decision, the arbitrator shall have no authority to change, extend, modify, or suspend any of the terms of this Agreement, but shall have the authority to order injunctive relief and/or damages pursuant to the Agreement.  The parties agree that the arbitration shall be filed with IAMS and shall be heard in Los Angeles County, California.  The arbitrator shall apply the substantive law (and the law of remedies, if applicable) of California or federal law, or both, as applicable to the claims(s) asserted.  The California Evidence Code shall apply.  California Code of Civil Procedure Section 1283.05, which provides for certain discovery rights, shall apply to any such arbitration, and said code sections, is hereby incorporated by reference.  If the arbitrator is a member of the California Bar with at least ten (10) years litigation experience in California, the arbitrator shall have the authority to entertain a motion to dismiss and/or a motion for summary judgment by any party and shall apply the standards governing such motions under the California Code of Civil Procedure.  The arbitrator shall render a written opinion setting forth the basis of the arbitrator’s decision and executed in the manner required by law.  The prevailing party shall be entitled to a reasonable sum for direct, indirect, and incidental costs and expenses incurred by the prevailing party in connection with such arbitration, including but not limited to, all attorney’s fees, costs, and expenses, whether or not such action is prosecuted to judgment.

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IN WITNESS WHEREOF, each of the parties hereto has executed this Make Good Agreement by the authorized officer named below.

/s/ William A Gustafson
WILLIAM A. GUSTAFSON

Dated: May 12, 2010

IN WITNESS WHEREOF, each of the parties hereto has executed this Make Good Agreement by the authorized officer named below.

PRESCOTT INTERESTS LTD.

By:  /s/ John K. Percy
Name:  John K. Pearcy
Its:

Dated: May 12, 2010

IN WITNESS WHEREOF, each of the parties hereto has executed this Make Good Agreement by the authorized officer named below.

FIRST BLUSH, INC.

By:  /s/ Victoria Briggs
Name:  Victoria Briggs
Its:  President

Dated: May 12, 2010

IN WITNESS WHEREOF, each of the parties hereto has executed this Make Good Agreement by the authorized officer named below.

ROSE HILL GARDENS, LLC

By:  /s/ Victoria Briggs
Name:  Victoria Briggs
Its:  Managing Member

Dated: May 12, 2010

IN WITNESS WHEREOF, each of the parties hereto has executed this Make Good Agreement by the authorized officer named below.

AFH HOLDING II, INC.,
 to be renamed First Blush Brands, Inc.

By: /s/ Barrett Carrere
Name: Barrett Carrere
Its: Chief Financial Officer

Dated: May 12, 2010

SCHEDULE A

to

MAKE GOOD AGREEMENT

Preferred Holder	Shares of Series A Preferred	Original Purchase Price	Shares of Parent Common Stock

William A. Gustafson	13,705	$24,988.00	25,068
Prescott Interests Ltd.	137,500	$249,999.96	250,805
			275,873

Exhibit D

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, $0.001 par value, of AFH Holding II, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of May 19, 2010

ROSE HILL GARDENS LLC

By:	/s/ Victoria Briggs
Name:	Victoria Briggs
Title:	Managing Member

/s/ Victoria Briggs
Victoria Briggs